SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                              Qualstar Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    74758R109
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                                 (CUSIP Number)

                             BKF Capital Group, Inc.
                                Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                            Boca Raton, Florida 33432
                                 (561) 362-4199

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2012
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         1,855,591
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           1,855,591
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,855,591
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         15.1%
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14.      TYPE OF REPORTING PERSON

         CO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           1,913,291
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               1,913,291
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,913,291
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         15.6%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of February 10, 2012, the Issuer had 12,253,117 shares of Common Stock outstanding.


Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 2 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

    On February 17, 2011, BKF Capital acquired, in an open market transaction, using its working capital, 13,291 shares of Common Stock at a purchase price of $1.80 per share or $23,924. Then on February 16, 2012, BKF Capital acquired, in an open market transaction, using its working capital, an additional 10,622 shares of Common Stock at a purchase price of $1.81 per share or $19,226.


Item 4. Purpose of Transaction.

    On February 15, 2012, BKF Capital sent a letter (the "Feb. 15th Letter") to the Board of Directors (the "Board") of Qualstar Corporation ("Qualstar"). In the Feb. 15th Letter, BKF Capital advised the Board that Qualstar's business was underperforming and its shares of common stock were trading below net tangible book value. Moreover, BKF Capital requested the Board to take action to maximize shareholder value. Specifically, BKF Capital asked the Board to consider the following courses of action: (1) to divest Qualstar's unprofitable Tape Libraries business; (2) to distribute Qualstar's excess cash from the sale of marketable securities held by Qualstar to its shareholders; and (3) to focus Qualstar's resources on the generally profitable Power Supply business. The above is just a summary of the Feb. 15th Letter. A copy of the Feb. 15th Letter is attached as an Exhibit to this Schedule 13D.

      BKF Capital acquired and holds the shares of Common Stock for investment purposes. BKF Capital may: (i) increase or decrease its beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of its shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. BKF Capital has not reached any decision with respect to any such possible actions. If BKF Capital does reach a decision to undertake any of the above described possible actions, it will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital owns an aggregate of 1,855,591 shares of the Issuer's Common Stock, representing approximately 15.1% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 1,913,291 shares of the Issuer's Common Stock, representing approximately 15.6% of the total shares of Common Stock deemed outstanding.

     (c) The following open market transactions were effected by BKF Capital, during the past sixty (60) days:

                           Buy/                     Number            Price
Trade Date                 Sell                    of Shares        Per Share
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2/14/2012                  Buy                       1,600             $1.81
2/13/2012                  Buy                       3,900             $1.81
2/10/2012                  Buy                       6,400             $1.81
2/1/2012                   Buy                       17,100            $1.81
1/31/2012                  Buy                       10,000            $1.90
1/26/2012                  Buy                       8,300             $1.90
1/25/2012                  Buy                       1,700             $1.90
1/24/2012                  Buy                       6,140             $1.90
1/20/2012                  Buy                       7,448             $1.8943
1/19/2012                  Buy                       1,848             $1.85
1/17/2012                  Buy                       525               $1.8392
1/11/2012                  Buy                       6,875             $1.86
1/9/2012                   Buy                       100               $1.86
1/6/2012                   Buy                       800               $1.86
1/5/2012                   Buy                       305               $1.88
12/30/2011                 Buy                       1,008             $1.88
12/28/2011                 Buy                       1,097             $1.88
12/27/2011                 Buy                       10,065            $1.8999
12/23/2011                 Buy                       379               $1.896
12/22/2011                 Buy                       5,085             $1.8992
12/21/2011                 Buy                       10,200            $1.8993
12/20/2011                 Buy                       1,008             $1.88

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         None


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 21, 2012

                                            BKF Capital Group, Inc.

                                            By: /s/ Steven N. Bronson
                                                --------------------------
                                                Steven N. Bronson, President



                                            Steven N. Bronson

                                            /s/ Steven N. Bronson
                                            --------------------------
                                            Steven N. Bronson



Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT




                               BKF Capital Group, Inc.



VIA FedEx


February 15, 2012


Board of Directors
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93603

Gentlemen:

In light of Qualstar Corporation's ("Qualstar" or the "Company") recent earnings report, as well as those for the past five years and beyond, we are requesting the Board of Directors to take action to create value for all of Qualstar's shareholders, including William J. Gervais, the founder, President and CEO. As the second largest shareholder in Qualstar, we feel that there has been some complacency with respect to the Company's overall strategy and its execution, which has resulted in its stock price severely underperforming Qualstar's selected benchmarks and trading substantially below its net tangible book value. It seems clear to us that the sum of the Company's parts is greater than the whole. We invite you to propose a plan to make appropriate changes which will result in the realization of the untapped intrinsic value of Qualstar's stock. It is our hope that the Board responds to our request for an action plan favorably and in a timely fashion.

There are three points that we would like the Board to consider in order to maximize shareholder value:

1.   Divest the unprofitable Tape Libraries business;
2. Distribute excess cash from the sale of marketable securities to the shareholders; and,
3. Focus Qualstar's resources on the generally profitable Power Supply business.

The Tape Libraries segment of Qualstar has been consistently unprofitable for years dating back to FY 2004, and there is no sign of any improvement. Revenues have fallen precipitously since that time to FY 2011, from $31.0 million to $9.8 million, at a compound annual rate of -13.3%. Even adjusting for the payment of $4.4 million in dividends in 2009 and 2010, total assets for the segment have decreased at a compound annual rate of -4.2% from FY 2004 to FY 2011. There hasn't been a single year since 2003 that the Tape Libraries business has shown a profit. Aside from the poor operating performance of the unit, it has recently been surpassed by the Power Supply business in terms of revenue contribution, yet the Tape Libraries segment still is allocated 86% of Qualstar's total assets, excluding cash and marketable securities. We think that selling this unit to a buyer that can more ably sell the tape libraries through its distribution channels would free up assets and capital to invest in the Power Supply business; thereby, increasing shareholder value.

The Company has historically maintained an unusually large and diverse fixed income portfolio for a technology company. Investment assets represent a very significant portion of Qualstar's total assets. Specifically, we note that as of the December 31, 2011 balance sheet, Qualstar had $21.4 million in cash and marketable securities, with total assets of $30.9 million. Of the $21.4 million, $15.2 million were invested in U.S Agency securities, corporate and municipal securities and asset-backed and mortgage-backed securities. There have been continual purchases and sales of marketable securities from an operational perspective. The only apparent reason for holding such a portfolio is due to uncertainty associated with Qualstar's strategy and its inability to make a profit. The Company has not utilized these funds for acquisitions or investment in the business for a very long time, and it should return these assets to its shareholders.

Finally, the Power Supply business has displayed growth and profitability, the previous quarter notwithstanding. Management's priorities and resource allocation should be focused solely on this business. Without the value drag of the legacy Tape Libraries business, we believe that Qualstar can redefine itself and grow the Power Supply business. This strategy will also enable Qualstar to take advantage of its sizeable net operating loss carry-forwards to further enhance shareholder value.

Our goal is to see Qualstar maximize shareholder value. We hope that the Board understands why the status quo needs to be addressed and that the Board will take prompt action to implement a plan of operations that will benefit all shareholders. Again, it is evident that the sum of Qualstar's parts is worth more than the whole, and this has been the case for quite some time. We would welcome a dialogue with the Board and management to discuss the viability of our suggestions, and if any of them are not feasible, to devise alternative strategies to unlock the value that is in Qualstar.

Please feel free to call the undersigned anytime to discuss the issues presented in this letter. We would welcome hearing your ideas as well to find the best strategy to maximize value for all of Qualstar's shareholders. I can be reached at 561.362.4199 extension 330.

Sincerely,

/s/ Greg Heller

Greg Heller
Senior Vice President